Filed Pursuant to General Instruction II.L of Form F-10.
File No. 333-228924

Information contained herein is subject to completion or amendment. This preliminary prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018) to which it relates, shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED JANUARY 21, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

New Issue	January 21, 2019

HEXO CORP.

C$50,000,000

● Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying amended and restated short form base shelf prospectus dated December 14, 2018 (amending and restating the short form base shelf prospectus dated November 19, 2018) (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of ● common shares (the “Offered Shares”) of HEXO Corp. (the “Company” or “HEXO”) at a price of C$● per share (the “Offering Price”). The Offered Shares are being issued pursuant to an underwriting agreement dated January ●, 2019 (the “Underwriting Agreement”) among the Company and CIBC World Markets Inc. and BMO Nesbitt Burns Inc. (together, the “Lead Underwriters” or “Joint Bookrunners”), alongside Oppenheimer & Co. Inc., as co-lead underwriter, on behalf of a syndicate of underwriters (collectively, with the Lead Underwriters and Oppenheimer & Co. Inc., the “Underwriters”). The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. Oppenheimer & Co. Inc., [●] and [●], whom we refer to in this Prospectus Supplement as Underwriters, are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Common Shares outside of Canada.

CIBC World Markets Inc. (“CIBC WM”) is an affiliate of a Canadian chartered bank which HEXO has retained to act as its agent to attempt to arrange the proposed Credit Facility (as defined herein). BMO Nesbitt Burns Inc. (“BMO NB”) is an affiliate of a Canadian chartered bank which is also expected to be an agent in relation to the Credit Facility. Consequently, HEXO might be considered a “connected issuer” of CIBC WM and BMO NB under applicable Canadian securities laws. See “The Company—Recent Developments—Credit Facility”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “HEXO”. On January 18, 2019, being the last trading day prior to the date of announcement of the Offering, the closing price of the Common Shares on the TSX was C$6.92. HEXO has applied to list the Common Shares on the NYSE American LLC (“NYSE American”) under the symbol “HEXO”. The listing of the Common Shares on the NYSE American has been approved by the NYSE American and it is anticipated that the Common Shares will commence trading on the NYSE American on January 23, 2019.

CIBC World Markets	BMO Capital Markets

Oppenheimer & Co.

The Company has applied to the TSX and NYSE American to list the Offered Shares on the TSX and the NYSE American. Listing is subject to the approval of the TSX and the NYSE American in accordance with their respective applicable listing requirements, and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE American.

Price: C$● per Common Share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Offered Share	C$	●	C$	●	C$	●
Total Offering(4)	C$	●	C$	●	C$	●

(1)	The Offering Price was determined by agreement between the Company and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.
(2)

The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 5.0% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as defined below)).

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately C$1,000,000), which will be paid from the proceeds of the Offering.
(4)

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time, and from time to time, for a period of 30 days from the closing date (the “Closing Date”), to purchase up to an additional ● Common Shares (the “Over-Allotment Shares”) at the Offering Price to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be C$●, C$● and C$●, respectively. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, together with the Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out information relating to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Securities	Exercise Period	Exercise Price
Over-Allotment Option	● Over-Allotment Shares	30 days from the Closing Date	$● per Over-Allotment Share

Unless the context otherwise requires, when used herein, all references to the “Offering” and “Offered Shares” include all Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.

An investment in the Offered Shares bears certain risks. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if as and when issued, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of HEXO by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and by DLA Piper (US) LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters and U.S. legal matters.

i

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about January ●, 2019, or such other date as may be agreed upon by the Company and the Underwriters, provided that the Offered Shares are to be taken up by the Underwriters on or before the date that is not later than forty-two (42) days after the date of this Prospectus Supplement related to the Offering. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Offered Shares will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Offered Shares are purchased and who is a CDS or DTC depository service participant (a “Participant”). See “Plan of Distribution”.

The Underwriters may offer the Offered Shares at a price lower than that stated above. See “Plan of Distribution”.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference herein or in the Shelf Prospectus and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time (“IFRS”), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences may not be described fully in this Prospectus Supplement or the Shelf Prospectus. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that HEXO is incorporated under the laws of the Province of Ontario, Canada, that all of the Company’s officers and directors and some or all of the Underwriters and experts named in this Prospectus Supplement are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors, Underwriters and experts are located outside of the United States.

ii

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the Offered Shares, passed upon the accuracy or adequacy of this Prospectus Supplement and the Shelf Prospectus or determined if this Prospectus Supplement and the Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

iii

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Shelf Prospectus form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained in this Prospectus Supplement and the Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Shelf Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus were obtained from market research, publicly available information and industry publications. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources.

In this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated, all dollar amounts and references to “$” or “C$” are to the lawful currency of Canada and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference may contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

Unless otherwise noted or the context indicates otherwise, in this Prospectus Supplement and the Shelf Prospectus, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Shelf Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Shelf Prospectus. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus solely for the purposes of the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can often, but not always, be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of the Shelf Prospectus or documents incorporated by reference herein or therein, as of the date of the Shelf Prospectus or each such document. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected production capacity and yields of the Company;

•	the expected sales mix of offered products;

•	the competitive conditions of the industry;

•	the establishment of the Company’s joint venture with Molson Coors Canada and the future impact thereof;

•	the establishment of the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations;

•	the performance of the Company’s business and operations;

•	the Company’s proposed use of the net proceeds from this Offering;

•	the commencing of trading of the Common Shares on the NYSE American;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering the Company’s products; and

•	the Credit Facility.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus or any documents incorporated by reference herein and therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Prospective investors should read this entire Prospectus Supplement and the Shelf Prospectus, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Offered Shares.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated or are deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of HEXO at 490 Boulevard St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7, telephone: 1-844-406-1852, and are also available electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2018, dated October 25, 2018;

(b)	the Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017, together with the independent auditors’ reports thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2018;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three month periods ended October 31, 2018 and 2017;

(e)	the Company’s management’s discussion and analysis for the three month period ended October 31, 2018;

(f)	the management information circular of the Company dated December 4, 2018 in connection with the annual meeting of shareholders of the Company held on January 16, 2019;

(g)	the management information circular of the Company dated July 16, 2018 in connection with the special meeting of shareholders of the Company held on August 28, 2018;

(h)	the material change report of the Company dated August 3, 2018 regarding the execution of a definitive agreement to form the Company’s joint venture with Molson Coors Canada;

(i)	the material change report of the Company dated September 5, 2018 with respect to the change of the Company’s name from “The Hydropothecary Corporation” to “HEXO Corp.”;

(j)	the material change report of the Company dated October 15, 2018 with respect to the closing of the transaction to form the Company’s joint venture with Molson Coors Canada; and

(k)	the “template version” (as defined under applicable Canadian securities laws) of the investor presentation for the Offering dated January 21, 2019.

Any documents of the type referred to in paragraphs (a)-(k) above or similar material and any documents required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101—Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in the provinces and territories of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering, are deemed to be incorporated by reference in, and form an integral part of, this Prospectus Supplement. In addition, any document filed by the Company with the SEC or furnished to the SEC on Form 6-K or otherwise after this Prospectus Supplement (and prior to the termination of the Offering) shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement and the Shelf Prospectus form a part (in the case of a report on Form 6-K, if and to the extent expressly provided for therein).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus for the purposes of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, the Shelf Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and the Company disclaims any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts and references to “$” or “C$” refer to the lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the lawful currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended October 31, 2018		Fiscal Year Ended July 31, 2018
Low	US$	0.7583	US$	0.7513
High	US$	0.7811	US$	0.8245
Average	US$	0.7676	US$	0.7854
End	US$	0.7609	US$	0.7682

On January 18, 2019, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.7541.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	HEXO Corp.

Securities offered	● Offered Shares at C$● per Offered Share.

Common Shares outstanding as of the date hereof	198,517,692 Common Shares.

Common Shares to be outstanding upon closing of the Offering(1)	● Common Shares. If the Over-Allotment Option is exercised in full, ● Common Shares will be outstanding upon closing of the Offering.

Over-Allotment Option

The Underwriters have been granted an Over-Allotment Option to purchase up to ● additional Offered Shares at the Offering Price. The Over-Allotment Option is exercisable for 30 days from the Closing Date.

Use of proceeds

The net proceeds to the Company from this Offering will be approximately C$● (or approximately C$● if the Underwriters exercise their Over-Allotment Option in full), after deducting the applicable Underwriters’ Fee but before deducting the expenses of the Offering. The Company intends to use the net proceeds of the Offering for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies through in-house development, partnerships or acquisitions. See “Use of Proceeds”.

Stock exchange symbols

The Common Shares are listed on the TSX under the symbol “HEXO”. HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. The listing of the Common Shares on the NYSE American has been approved by the NYSE American and it is anticipated that the Common Shares will commence trading on the NYSE American on January 23, 2019.

Income tax considerations

Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus, as well as the documents incorporated by reference herein and therein, for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

(1)

This number assumes there will be no exercise of outstanding stock options or common share purchase warrants from the date of this Prospectus Supplement until the closing of the Offering. As of January 18, 2019, 14,745,668 stock options and 34,384,330 common share purchase warrants are outstanding.

THE COMPANY

Investment Highlights

The following investment highlights are described in our investor presentation dated January 21, 2019, which is incorporated by reference in this Prospectus Supplement and the Shelf Prospectus.

•	Product innovation core to strategy of building a leading portfolio of consumer centric brands

•	Focus on strategic partnerships by leveraging “Powered by HEXO”

•	Leading positions in domestic markets

•	Strategically located large scale, low-cost production

•	International growth strategy focused on Europe and Latin America with near term Greece joint venture to forge entryway into the European Union

•	Experienced management team with deep bench strength

Description of the Business

The Company is a leading branded cannabis producer and product innovator. The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc. (“HEXO Operations”). HEXO Operations is a licensed producer under the Cannabis Act. HEXO Operation’s licence has a term ending on October 15, 2019, and the Company is not currently aware of any circumstances that would impede renewal.

The Company’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through its 143-acre facility in Gatineau, Québec. The Company serves the legalized Canadian adult-use market through its “HEXO” brand, while it serves the medical market through its “Hydropothecary” brand. The Company expects to ultimately follow a branded “Ingredients For Food” (“IFF”) business model while journeying through a CPG model by maintaining top three market share in markets where HEXO core products are available. The Company believes it has consistently delivered on its stated goals and has repeatedly executed on its commitments.

The Company currently offers 30 HEXO products for the adult-use market in Canada. These products are currently available for online shipping and in stores across Canada and include dried flower, milled, pre roll, powder, spray and capsule formats. Selected products include Bayou Flower, Sierra Pre Roll, Horizon Flower, Elixir THC Oil, Nebula Flower, Fleur de Lune Intimate Spray and Atlantis Flower. The Company’s Elixir CBD peppermint sublingual spray was the winner of the “Cannabis Product of the Year” and “Innovation of the Year” awards at the 2018 Canadian Cannabis Awards, while its Decarb powdered cannabis was the winner of the “Best New Cannabis Product” award at the 2017 Canadian Cannabis Awards.

The Company offers cannabis products in Canada in flower, sublingual spray, intimate oil and decarboxylated powder form. In the future, we intend to extend our offerings to include soft gel capsules, vapes, topicals, edibles and beverages, in each case, where permitted by and subject to applicable laws.

The Company’s 1,310,000 sq. ft. Gatineau facility includes 1,292,000 sq. ft. of greenhouse space and a 10,000 sq. ft. advanced automated manufacturing facility for dewaxing, distillation, milling and extraction. Of the 1,292,000 sq. ft. of greenhouse space, 1,000,000 sq. ft. was recently added through an expansion as part of the Company’s plans to increase its production capacity. We are in the process of preparing our Gatineau facility to produce cannabis-infused edibles and beverage products in anticipation of legalization of these products in Canada in October 2019.

The Company has entered into arrangements to further expand its facilities to include additional advanced processing and manufacturing space of up to 2,004,000 sq. ft. in Belleville, Ontario, strategically located along Canada’s major shipping highway. The Belleville facility is anticipated to become operational in the spring of 2019 and be the Company’s main production facility for processing, extraction and packaging, research and development and the manufacture of ancillary cannabis products, as well as serve as the Company’s centre of excellence for joint ventures. The Belleville facility, previously used as a Sears distribution centre, is owned by Belleville Complex Inc. (“Belleville Complex”). Belleville Complex is 25% owned by the Company. The remaining 75% of Belleville Complex is owned by Olegna Holdings Inc., a corporation controlled by Vincent Chiara, a director of the Company. The Company leases approximately 579,000 sq. ft. of space in the Belleville facility under a long-term lease. HEXO has rights of first offer and first refusal to lease the remaining space in the building. HEXO has loaned $20,000,000 to Belleville Complex to acquire the building. The loan bears interest at an annual rate of 4%, payable monthly. The maturity date of the loan was January 7, 2019 and the Company is in discussions to extend the maturity date. The loan is secured by a first mortgage over the building.

The Company’s operations also include a 58,000 sq. ft. distribution centre located in Montreal, Québec and a corporate office location in Gatineau, Québec.

HEXO’s current production capacity is capable of yielding 25,000 kg of quality dried cannabis and dried cannabis equivalent products annually. The Company has started moving plants into its additional 1,000,000 sq. ft. expansion space at its Gatineau facility. The Company anticipates that the expansion space will be fully operational in spring 2019, with the Company’s production capacity expected to rise to 108,000 kg annually. The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space, plant density and the ratio of dried cannabis cultivated per plant, which are derived from the historical output of the Gatineau facility and estimates of future production capabilities. As part of its production strategy, HEXO has entered into an agreement with Segra International Corp. (“Segra”) to utilize Segra’s expertise and unique tissue culture technique to incorporate plant tissue culture propagation into its cannabis plant production process, allowing HEXO to increase its yield of healthy, top-quality plants.

In addition to ramping up large scale production, HEXO is focused on its cost of production. The Company believes that its low cost drivers include competitive electricity rates and labour costs in Québec, its state-of-the-art equipment and operations, attractive crop yields and the maximum use of natural sunlight through its greenhouse facilities.

The Company has positioned itself for the sale of its products across various distribution channels throughout Canada through supply agreements with the Société québécoise du cannabis (“SQDC”) in Québec, the Ontario Cannabis Retail Corporation (“OCRC”) in Ontario and the British Columbia Liquor Distribution Branch (“BCLDB”) in British Columbia, and by aligning itself with Fire & Flower Inc. (“F&F”), a private cannabis retailer operating in certain Canadian provinces where private retailers are permitted including British Columbia, Alberta and Saskatchewan.

In Québec, where HEXO was the first licensed producer and is currently the only publicly listed cannabis licensed producer headquartered in the province, the Company has entered into a supply agreement with the SQDC to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. The supply arrangement covers the full range of the Company’s products and brands. Under the agreement, the Company will supply 20,000 kg of products in the first year of the agreement, which is subject to a take-or-pay feature for that year. The Company estimates that this represents an approximate 35% market share of the province’s adult-use sales in the first year of legalization based on the volumes disclosed by other publicly traded cannabis companies who have also entered into SQDC supply agreements. The Company expects to supply 35,000 kg in the second year of the agreement and 45,000 kg in the third year. The Company estimates that the total amount expected to be supplied in the first three years of the agreement represents an approximate 30% market share of the province’s adult-use sales based on the volumes disclosed by other publicly traded cannabis companies who have also entered into SQDC supply agreements. The volumes for the final two years of the Company’s agreement with the SQDC will be established at a later date based on the sales generated in the first three years. The Company estimates that the total volume of cannabis to be supplied over the five-year term of the agreement could exceed 200,000 kg which, based on the average sale prices assumed by the Company for its products, would represent approximately $1 billion in estimated potential revenue to the Company. The Company believes this agreement is the largest forward supply agreement in the history of the cannabis industry in Canada, based on year one volume.

The Company has aligned itself with F&F through strategic investments of approximately $13 million, which includes an additional $3 million investment made in November 2018. F&F currently holds seven retail store licences in Alberta and two retail store licences in Saskatchewan. It is also expected to obtain retail store licences in British Columbia, allowing HEXO products to be distributed via the private retail route in British Columbia in tandem with distribution through the BCLDB.

As the global cannabis industry evolves, we anticipate four possible outcomes in terms of where we believe cannabis companies will increasingly focus their attention: (i) cultivation, (ii) being an IFF provider, (iii) being a CPG, or (iv) being a pharmaceutical company.

With a continuous focus on product innovation and best-in-class operations, HEXO is executing on an aggressive growth strategy with the intention to selectively partner strategically to achieve efficiencies and competitive advantages. We seek to become the premier branded IFF cannabis company in the world. The Company’s vision is to create branded, consistent, quick-on and off cannabis experiences for sleep, sport, diet and fun delivered through a full range of “Powered by HEXO” products developed in partnership with potential Fortune 500 partners. These products are intended to span beverages, edibles, cosmetics, health and wellness and vapes. We believe that the threat of potential substitution has driven cannabis onto the radar of various industries. In addition to striving for leadership in product innovation using best-in-class intellectual property processes, HEXO will seek to develop strategic partnerships with additional Fortune 500 partners through its “Hub & Spoke” model, where it plans to bring to its partnerships innovative product development, an intellectual property portfolio (pending patent approvals), low cost production of cannabis ingredients, solid distribution infrastructure and delivery systems across most Canadian provinces, licenced infrastructures and regulatory know-how. The Company has recently appointed Veronique Hamel as its Chief Innovation Officer to develop research strategy and oversee HEXO’s research and innovation pipeline.

HEXO has formed a joint venture with Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX), to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market. Under the joint venture, HEXO and Molson Coors Canada have formed a stand-alone entity named Truss Limited Partnership with its own board of directors and an independent management team led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. The Company brings to the joint venture its Canadian distribution ability, large capacity to produce cannabis ingredients (CBD, THC and cannabigerol (CBG)), innovative technologies in its emulsion formulations and product development, low cost production, and experiences powered by HEXO (sleep, anti-inflammation, diet and euphoria). Molson Coors Canada brings its deep understanding of consumer occasions relating to the beverages industry, a powerful brand story, a broad range of base products, international distribution in the United States, United Kingdom, Mexico and abroad, and deep expertise with regulatory bodies to launch new products and enter new markets. The Company holds a 42.5% interest in the entity, while Molson Coors Canada holds the remaining 57.5% interest. The five-member board of directors for the entity is comprised of Frederic Landtmeters, President and CEO of Molson Coors Canada, Paul Holden, VP of Legal and Industry Affairs of Molson Coors Canada, Scott Cooper, VP, Global Innovation of Molson Coors (and Chairman of Truss), Sébastien St-Louis, Chief Executive Officer and co-founder of HEXO, and Ed Chaplin, the current Chief Financial Officer of HEXO.

For the Company’s fiscal quarter ended October 31, 2018 (which reflected adult-use sales for the first two weeks following legalization in Canada on October 17, 2018), the Company reported adult-use sales of approximately $5.2 million, with gross revenue per gram for adult-use sales of $5.45 and gram and gram equivalents sold in the adult-use market of 952,223 grams for that fiscal quarter. Of the $5.2 million of adult-use sales for that fiscal quarter, the Company estimates that 90% was realized in Québec through the Company’s supply agreement with the SQDC. While the Company has yet to report any financial results for any period subsequent to October 31, 2018, the Company estimates adult-use sales for the period from November 1, 2018 to January 13, 2019 to be approximately $10 million. Such estimate is based on the information available to us at this time and should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS.

Our independent auditor, MNP LLP, has not audited, reviewed, compiled, or performed any procedures with respect to such estimated adult-use sales. There can be no assurance that such estimate will be accurate or reflective of sales trends for the entire quarter ending January 31, 2019 or for any subsequent period. You should not place undue reliance on this data.

The cannabis industry is an emerging and rapidly growing global market with an estimated value of US$250 billion. The status of legalization varies by jurisdiction, as summarized below:

North America—Canada has legalized medical and adult use cannabis markets throughout the country. In the United States, the passing of the 2018 Farm Bill (formally known as the Agriculture Improvement Act of 2018) removed hemp-derived products (including CBD) from its Schedule I Status under the Controlled Substances Act. In Mexico, pharmacological derivatives of cannabis are legalized for medical use.

Latin America—Cultivation is currently legal in Chile, Colombia and Uruguay, while medical use of cannabis is legal in Argentina, Chile and Colombia (CBD only). In Peru and Uruguay, THC content must be less than 1%. Pharmaceutical cannabinoids are legal in Argentina (for CBD), Brazil, Chile, Colombia, Peru and Uruguay. Recreational use of cannabis is also legal in Uruguay.

Europe—Europe is expected to become the largest medical cannabis market globally, although the Company believes that legalization of adult-use cannabis is likely to lag two to six years behind North America.

We expect to leverage our Canadian foothold to grow into new international markets as they legalize. In addition to its Canadian business, HEXO is adopting an international growth strategy focused on Europe and Latin America. We will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and our regulatory obligations with the TSX. As part of HEXO’s plans to enter into the European cannabis market, the Company is in the process of establishing a Eurozone processing, production and distribution centre in Greece, where certain medical cannabis activities have been legalized, through a partnership with Greek company QNBS P.C. (formerly Qannabos). The Company is seeking to develop a vertically integrated cannabis enterprise in order to capitalize on the current medical markets in Europe. The Company is in the early stages of developing this partnership. To date, the Company and QNBS P.C. have incorporated HEXO MED S.A. under the laws of Greece. It is anticipated that the Company will hold an initial 33% interest in the joint venture through its ownership in HEXO MED S.A., and that its interest will be increased to 50% when certain funding requirements have been met. The Company intends to use its Greek partnership to provide it with an entryway and presence in Europe and position it to supply a full suite of brands in France, the United Kingdom, and other European markets if and when applicable laws permit. The anticipated partnership between HEXO and QNBS P.C. contemplates the development of a 350,000 sq. ft. licenced facility that will be used for manufacturing, processing and distribution of medical cannabis products, and, subject to legalization of recreational cannabis, “Powered by HEXO” products, destined for the European market. Construction is expected to begin in 2019. The Company’s strategy is to adopt a similar approach in other international markets, including Latin America, as applicable laws permit. The Company is currently planning the application process for product approvals in Mexico and Latin America. With respect to the United States, we are in the process of assessing adequate supplies for hemp-derived cannabinoids. Using our intellectual property, we believe we can offer a large range of CBD-based experiences. We will seek to enter into partnerships where we can utilize the distribution channels of our partners. See “—Restrictions on Business Activities in the United States” and “—Activities Outside Canada”.

For certain other details about the Company’s business, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus that are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Recent Developments

1 Million sq. ft. Greenhouse Expansion

On December 27, 2018, HEXO announced that it had reached construction and licencing milestones with the first phase of its 1 million sq. ft. greenhouse expansion. See “—Description of the Business” above.

NYSE American Listing

On December 21, 2018, HEXO announced that it had filed an application to list the Common Shares on the NYSE American. On January 17, 2019, the Company announced that its Common Shares have been approved for listing on the NYSE American. It is anticipated that the Common Shares will commence trading on the NYSE American on January 23, 2019 under the ticker symbol “HEXO”. The Common Shares will continue to trade under the ticker symbol “HEXO”, on the Toronto Stock Exchange.

Credit Facility

HEXO has recently retained the chartered bank affiliate of CIBC WM to act as its agent to attempt to arrange a credit facility for HEXO with a syndicate of Canadian Schedule 1 chartered banks (the “Credit Facility”). The chartered bank affiliate of BMO NB is also expected to be an agent in relation to the Credit Facility. HEXO is seeking the Credit Facility in the amount of approximately $65 million, which would include both revolving debt for general corporate purposes and term debt to finance the Company’s ongoing facility expansion plans, and would be secured against HEXO’s assets including its facility in Gatineau, Québec. HEXO is seeking an accordian feature for the Credit Facility that could increase the amount of the loan in accordance with and subject to the terms and conditions of the Credit Facility. No commitment has been made by the chartered bank affiliates of CIBC WM, BMO NB or any other bank with respect to the proposed Credit Facility, and there can be no assurance that it will be obtained on terms satisfactory to HEXO or at all.

Management Changes

On January 15, 2019, HEXO announced the appointment of Veronique Hamel as its Chief Innovation Officer. Ms. Hamel has over 25 years of innovation expertise through leadership roles in research and development, new product development and in marketing and business development globally. Most recently, Ms. Hamel built strong innovative teams in Canada at Church & Dwight Co., Bausch & Lomb and Bausch Health Companies Inc.

On January 17, 2019, HEXO announced that it was working on a transition plan with its Chief Financial Officer, Ed Chaplin. The Company is in the process of undergoing a search process for Mr. Chaplin’s replacement, and is seeking a candidate with global CPG company experience. Mr. Chaplin plans to remain as Chief Financial Officer until April 30, 2019 and will also be available to offer support for six months following his departure to enable a smooth transition period.

Restrictions on Business Activities in the United States

On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 29, 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

In addition, on October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and our regulatory obligations with the TSX. In addition, we do not currently have any partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market.

Activities Outside Canada

We will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and our regulatory obligations with the TSX and the NYSE American. The legal and regulatory requirements in the foreign countries in which we operate with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with our local legal counsel, consultants and partners, we conduct legal and commercial due diligence in order to ensure that we and our officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, we seek to work with respected and experienced local partners who can help us to understand and navigate the local business and operating environment, language and cultural differences. In consultation with our advisors, we take steps we deem appropriate in light of the level of activity and investment we expect to have in each country to ensure the management of risks and the implementation of necessary internal controls.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be $●, after deducting the payment of the Underwriters’ Fee of $●, but before deducting the expenses of the Offering (estimated to be approximately $1,000,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be $●, after deducting the Underwriters’ Fee of $●, but before deducting the expenses of the Offering (estimated to be approximately $1,000,000).

The net proceeds from the Offering will be used for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies through in-house development, partnerships or acquisitions. The Company has not yet determined to pursue any particular research and development initiative requiring the use of a portion of the net proceeds of the Offering, and will evaluate research and development initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

Until applied, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of the Chief Financial Officer, subject to the investment directives of the Board of Directors.

The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for the same purposes as described above.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company (excluding potential contingencies, any deficiencies and cost-overages and costs to integrate future expansion with existing facilities). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors—Risks Related to the Offering and the Offered Shares—Discretion in the Use of Proceeds”.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property, financial results, results of operations or prospects, each of which could cause purchasers of Offered Shares to lose part or all of their investment.

In addition to the other information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors described below and those set out under “Risk Factors” in the Shelf Prospectus and the AIF in evaluating HEXO and its business before making an investment in the Offered Shares.

Risks Related to the Business of the Company

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

For instance, in Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act provides a licencing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult use) use, implemented by the Cannabis Regulations. The Cannabis Act also maintains separate access to cannabis for medical purposes.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (the “CSA”) and subject to the Controlled Substances Import and Export Act (the “CSIEA”). HEXO does not produce or distribute cannabis products in the United States. Therefore, HEXO believes that it is not subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company’s business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO’s compliance with its licencing requirements. HEXO’s existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s administration, application and enforcement of the regime established by Health Canada on HEXO and HEXO’s business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact HEXO’s ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada or the regulatory authorities may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Reliance on Licence Renewal and Amendment

HEXO’s business operations are dependent on its licence under the Cannabis Act. The licence must be renewed annually. HEXO’s current licence expires on October 15, 2019. Prior to the expiry of the licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO.

HEXO believes it is complying in all material respects with the terms of the licence and it is not aware of any reason why it would not be able to renew the licence upon its expiry. However, there can be no guarantee that Health Canada will renew the licence, or that such renewal will occur in a timely fashion or on terms similar to HEXO’s existing licence or otherwise acceptable to HEXO and its business. Should Health Canada not renew HEXO’s licence, delay the renewal of the licence or renew the licence on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

In addition, HEXO recently expanded its facility in Gatineau, Québec in December 2018 and is in the process of developing a facility in Belleville, Ontario. In order for HEXO to include these expanded facilities under its licence, it must make an application to Health Canada to amend the licence to include the new buildings. While the first phase of the Company’s facility expansion in Gatineau, Québec has been licenced by Health Canada, should Health Canada not grant licence amendments, delay licence amendments or grant licence amendments on different terms for the rest of the Gatineau, Québec facility expansion as it continues to ramp up to full operation or for the Belleville, Ontario facility as it is built out, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act came into effect on October 17, 2018 to create a regulated adult-use recreational market for cannabis in Canada. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging as well as certain other promotional activity that is appealing to youth and set out broad prohibitions on the promotion of cannabis at the federal level. Provincial or territorial governments may add an additional layer of regulations on promotion of cannabis. The federal, provincial and territorial restrictions on advertising, marketing and the use of logos and brand names may reduce the value of certain of our products and brands or negatively impact our ability to compete with other companies in the cannabis market, which could have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

In addition, the governments of every Canadian province and territory have, to varying degrees, enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. The provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licenced cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company’s margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

The adult-use cannabis industry and market in Canada will also be subject to certain risks that will be unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this section, “Risk Factors” in the Shelf Prospectus and the AIF. If any of these shared risks occur, HEXO’s business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against HEXO.

Government Supply Agreements and Other Customer Relationships

HEXO expects to derive a significant portion of its future revenues from the recently legalized adult-use cannabis industry and market in Canada, including through its agreements with the SQDC in Québec, the OCRC in Ontario and the BCLDB in British Columbia. For additional information regarding HEXO’s supply agreements, see “Description of the Business—Adult-Use Market” in the AIF. Other than the agreement with the SQDC, pursuant to which the SQDC has agreed to purchase 20,000 kg of HEXO’s products for the first year of the agreement, the agreements with the SQDC, the OCRC and the BCLDB do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO. The amount of cannabis that the SQDC, the OCRC and the BCLDB may purchase under HEXO’s agreements with them may therefore vary from what HEXO expects or has planned for. As a result, HEXO’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the SQDC, the OCRC and the BCLDB. If any of the SQDC, the OCRC or the BCLDB decides to purchase lower volumes of products from HEXO than HEXO expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase HEXO’s cannabis products at all, HEXO’s revenues could be materially adversely affected, which could have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Reliance on a Single Cultivation and Production Facility

At present, HEXO’s production activities, including cultivation, harvesting, drying and curing, processing and extraction and packaging activities, are carried out at its facility in Gatineau, Québec. Although the Company is in the process of developing a facility in Belleville, Ontario to be used for processing and extraction and packaging activities, as well as research and development and the manufacture of advanced cannabis products, all of the Company’s cultivation and harvesting, drying and curing activities will continue to be carried out from our Gatineau facility for the foreseeable future. Adverse changes or developments affecting the Gatineau facility including but not limited to changes to municipal laws regarding zoning, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms, would have a material and adverse effect on HEXO’s business, financial condition, results of operations and prospects. In addition, HEXO bears all of the costs of maintenance and upkeep of the Gatineau facility. HEXO’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Because of the nature of HEXO’s products and the limited legal channels for distribution, as well as the concentration of inventory in the Gatineau facility, HEXO is subject to the risk of theft of its product and other security breaches. A security breach at the Gatineau facility could result in a significant loss of available product, expose HEXO to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Development of the Belleville, Ontario Facility

The development of the Company’s facility in Belleville, Ontario is subject to various potential risks and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company’s control. These include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of fixtures and equipment, difficulties in integrating new fixtures and equipment with an existing building, shortages in materials or labor, defects in design or construction and diversion of management resources. The actual cost of construction may exceed the amount anticipated. As a result of potential construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the development of the Belleville, Ontario facility, which in turn may affect the Company’s business, financial condition, results of operations and prospects. The eventual operation of the Belleville, Ontario facility is subject to licencing by Health Canada. The denial or delay of such licencing would have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Development of Brands, Products and Technologies

HEXO’s business depends significantly on successfully developing and maintaining strong brands, products and technologies. In the future, HEXO may also leverage the brands of third-parties through joint ventures or partnerships. The cannabis industry is in its early stages of development and building a strong brand image is an integral part of the growth strategies for HEXO and its competitors. HEXO believes that the strength of its brands and products has significantly contributed to the success of its business. Developing and enhancing HEXO’s brands may require HEXO to make substantial investments in areas such as research and development, product design, marketing, and employee training, and these investments are costly and may not be successful. Leveraging others’ brands through joint ventures or partnerships may result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such future joint ventures or partnerships will be achieved on satisfactory terms, or at all, or achieve the expected benefits to HEXO’s business. Failure to develop or maintain strong brands and products may materially and adversely affect HEXO’s business, financial condition, results of operations and prospects.

HEXO and its competitors are also actively seeking to develop new products in order to keep pace with any new market developments and generate revenue growth. HEXO may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

The technologies, process and formulations HEXO uses may also face competition or become obsolete. Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the cannabis business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render HEXO’s products obsolete, less competitive or less marketable. The process of developing new products is complex and requires significant continuing costs, development efforts and third-party commitments. HEXO may be unable to anticipate changes in customer requirements that could make its existing technology, processes or formulations obsolete. HEXO’s success will depend on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect HEXO’s business, financial condition, results of operations and prospects.

International Expansion Risks

HEXO has announced plans to expand into Europe with the establishment of a Eurozone processing, production and distribution centre in Greece through a partnership with QNBS P.C. HEXO’s expansion into jurisdictions outside of Canada is subject to additional business risks, including whether any market for our products will develop or be maintained. HEXO may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit HEXO’s ability to successfully expand our operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, if HEXO expands into jurisdictions which are emerging markets, it may encounter political and other risks in emerging markets. Such operations would expose HEXO to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction. Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which HEXO may expand may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

HEXO continues to monitor developments and policies in the emerging markets in which it may expand; however, such developments cannot be accurately predicted and could have an adverse effect on our operations or profitability. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Unfavourable Publicity or Consumer Perception and Changing Consumer Preferences

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition, cash flows and prospects of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition, cash flows and prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences were to move away from HEXO’s products or cannabis products in general, or HEXO is unable to anticipate and respond effectively to shifts in consumer behaviors, HEXO’s revenue may decline and its business, financial condition, results of operations and prospects may be adversely affected.

Supply and Price Fluctuations

In response to the initial surge in demand for cannabis as a result of the legalization of adult cannabis use in Canada, licensed producers, including HEXO, and others licenced to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult-use demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply. In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, HEXO’s revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

Dependence on Suppliers and Skilled Labour

HEXO’s ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that HEXO will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by HEXO’s capital expenditure program may be significantly greater than anticipated by its management, and may be greater than funds available to HEXO, in which circumstance HEXO may curtail, or extend the timeframes for completing, its capital expenditure plans.

Reliance on Third Party Distributors and Other Service or Logistics Providers

HEXO relies on third-party distributors and other service or logistics providers, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute its products or provide other services. The Company recently entered into a contract with Metro Supply Chain Group Inc. pursuant to which Metro Supply Chain Group Inc. will provide the Company with certain distribution and e-commerce services in support of the Company’s contract to manage a warehouse and distribution center for

Québec adult-use webstore orders for the SQDC. If these distributors and service providers do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of HEXO’s products or provision of HEXO’s services, or if these third parties damage HEXO’s products or reputation, it could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. Any damage to HEXO’s products, such as product spoilage, could expose HEXO to potential product liability, damage its reputation and the reputation of its brands or otherwise harm its business.

Unfavourable Research Results

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The potential medical benefits of cannabinoids are based on published articles and reports but are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Although HEXO believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for HEXO’s products with the potential to lead to a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Joint Venture and Strategic Alliance Risks

HEXO has entered into, and intends to enter into in the future, joint ventures and strategic alliances with third parties that it believes will complement or augment HEXO’s existing business. Joint ventures and strategic alliances could present unforeseen obstacles or costs, may not enhance HEXO’s business and may involve risks that could adversely affect HEXO, including: (i) HEXO may not control the joint ventures or strategic alliances; (ii) where HEXO does not have substantial decision-making authority, it may experience impasses or disputes with its joint venture or strategic alliance partners on certain decisions, which could require HEXO to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iii) joint venture or strategic alliance partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as partners; (iv) joint venture or strategic alliance partners may have business or economic interests that are inconsistent with HEXO’s and may take actions contrary to HEXO’s interests; (v) HEXO may suffer losses as a result of actions taken by its joint venture or strategic alliance partners with respect to joint venture investments or strategic alliances; and (vi) it may be difficult for HEXO to exit a joint venture or strategic alliance if an impasse arises or if HEXO desires to sell its interest for any reason. In addition, HEXO’s ability to enter into or complete future joint ventures or strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital and there can be no assurance that HEXO will be able to consummate any future joint venture or strategic alliance on satisfactory terms, or at all, or such future joint venture or strategic alliance will achieve the desired benefits. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

Competition

HEXO faces intense competition from licensed producers and other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

The number of licences granted and the number of licensed producers ultimately authorized by Health Canada could have an impact on the operations of the Company. To date approximately 145 licences have been authorized within Canada. HEXO expects to face additional competition from new market entrants that are granted licences under the Cannabis Act or existing licence holders which are not yet active in the industry. If a significant number of new licences are granted by Health Canada in the near-term future, HEXO may experience increased competition for market share.

If the national demand of adult-use cannabis in Canada increases, along with an increased number of licensed producers, HEXO expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, HEXO will require a continued high level of investment in joint enterprises, research and development, marketing, sales and client support. HEXO may not have sufficient resources to maintain and support these efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Any or all of these events could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Intellectual Property

HEXO’s continued success depends significantly on the protection of its trademarks, patents and intellectual property rights. HEXO has been granted numerous trademark registrations covering its brands and products and has filed, and expects to continue to file, trademark and patent applications seeking to protect newly developed intellectual property. With respect to the trademark and patent applications that HEXO has filed, HEXO cannot offer any assurances about whether such applications will be granted. Even if trademark and patent applications are successfully approved, third parties may challenge their validity, enforceability, or scope, which may result in such trademarks or patents being narrowed, found unenforceable or invalidated. Even if they are unchallenged, any trademark or patent applications and future trademarks and patents may not adequately protect HEXO’s intellectual property, provide exclusivity for its products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair HEXO’s ability to prevent competition from third parties, which may have an adverse impact on HEXO’s business.

Unauthorized parties may also attempt to replicate or otherwise obtain and use HEXO’s products and technology. Policing the unauthorized use of HEXO’s existing or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights. Identifying the unauthorized use of intellectual property rights is difficult as HEXO may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicenced dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, HEXO’s existing or future trademarks, patents or other intellectual property rights or other proprietary know-how may be found invalid, unenforceable, anti-competitive or not infringed or may be interpreted narrowly and such proceeding could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that HEXO’s products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages.

HEXO also relies on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. HEXO’s trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors, which could adversely affect HEXO.

Indebtedness and the Credit Facility

In the event HEXO obtains the proposed Credit Facility, it will be subject to risks typically associated with debt financing. In addition, the degree to which HEXO may be leveraged in the event that it obtains the proposed Credit Facility could have important consequences to HEXO and its shareholders, including the portion of the Company’s cash flow that would need to be dedicated to the payment of principal and interest and potential limitations on the Company’s ability to obtain additional financing for working capital or capital expenditures in the future.

Risks associated with the Credit Facility could include risks that HEXO’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of HEXO to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default. It is also expected that the Credit Facility would contain covenants that would require HEXO to maintain certain financial ratios. If the Company did not maintain such ratios, it could have consequences for the availability of credit under the Credit Facility or result in repayment requirements that the Company may not be able to satisfy. If HEXO was unable to meet any required payments under the Credit Facility, the lenders could foreclose upon the Company’s facilities securing its obligations under the Credit Facility, appoint a receiver and receive an assignment of accounts or pursue other remedies generally available to secured creditors, all of which could result in a material adverse effect on the Company. The Company’s ability to make scheduled payments of principal and interest on its indebtedness would depend on its future cash flow, which is subject to the financial performance of the Company’s business, prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which would be beyond the Company’s control.

Cybersecurity Risks

The information systems maintained by HEXO and any third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. HEXO’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if HEXO is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/ or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact HEXO’s reputation and results of operations.

In addition, HEXO collects and stores certain personal information about patients who purchase its medical cannabis and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on HEXO’s business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If HEXO was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations, financial condition and prospects of HEXO.

Valuation of Biological Assets

Pursuant to IFRS, HEXO measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, HEXO is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect HEXO’s reported results of operations. If actual market conditions differ from HEXO’s estimates and assumptions, there could be material adjustments to HEXO’s results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States. As a result, HEXO’s financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Material Weaknesses in Internal Controls Over Financial Reporting

For the quarter ended October 31, 2018, management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation of assumptions, completeness of data entry, and the accuracy of formulas. In addition, management concluded that the Company did not have effective information technology (“IT”) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting and IT related internal controls over financial reporting. In addition, the Company intends to move towards an Enterprise Resource Planning (“ERP”) system which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

The Company launched a project in November 2017 to standardize and automate business processes and controls across the organization which was enabled by a new end to end ERP system implemented to facilitate improved reporting and oversight and enhance internal controls over financial reporting. Currently, the system is operational in Finance, Sales and Procurement processes. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year ending July 31, 2019. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The Company intends to fully implement the ERP during the fiscal year ending July 31, 2019 and will only take reliance upon such controls once the appropriate level of testing is reached.

Macroeconomic and Other Geo-Political Risks

HEXO’s business is subject to risks associated with adverse economic conditions in Canada and globally, including economic slowdown, inflation and the disruption, volatility and tightening of credit and capital markets. Increases in unemployment rates, tax increases, governmental spending cuts or a return of high levels of inflation could adversely affect consumer spending patterns and result in a reduction in consumption of cannabis products in Canada and elsewhere in the world, including HEXO’s products. HEXO’s business, financial condition, results of operations and prospects may suffer as a result. These conditions could also worsen cash flows, liquidity and access to capital for HEXO and cause and other financial hardships for HEXO and its suppliers, distributors, retailers and clients, thereby adversely impacting HEXO’s ability to produce and distribute its products.

In addition, natural disasters, pandemic outbreaks, boycotts, civil unrest and other geo-political disruptions could adversely affect HEXO. These events may damage HEXO’s properties, deny HEXO access to an adequate workforce, increase the cost of energy and other raw materials, temporarily or permanently close HEXO’s facilities, disrupt the production, supply and distribution of HEXO’s products and disrupt HEXO’s information systems.

Risks Related to the Offering and the Offered Shares

Discretion in the Use of Proceeds

Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Following the consummation of the Offering, the Company’s directors and senior officers will be subject to a 90-day lock-up period provided under lock-up agreements to be executed in connection with the Offering. All of the Common Shares subject to the lock-up agreements will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreements.

Dilution

HEXO may issue additional Common Shares or equity-linked securities in the future, which may dilute a shareholder’s holdings in the Company. HEXO cannot predict the size of future issuances of Common Shares or equity-linked securities or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of HEXO’s securities will have on the market price of Common Shares. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances.

Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants. Additional issuances of HEXO’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for Common Shares. The issuance and sale of substantial amounts of Common Shares or equity-linked securities, or the perception that such issuances and sales may occur, could adversely affect the market price of Common Shares and impair HEXO’s ability to raise capital through the sale of additional Common Shares or equity-linked securities.

Cash Flow from Operations and the Need for Additional Financing

To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. If HEXO continues to have negative cash flow into the future, HEXO may need to allocate additional financing proceeds to funding this negative cash flow in addition to its operational expenses. HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

In addition, HEXO’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or HEXO’s going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Dividends

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

Return on Investment Risk

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Offered Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Entry into the United States

U.S. Customs and Border Protection (“CBP”) has confirmed that border agents may seek to permanently ban any foreign visitor coming to the U.S. for reason related to the marijuana industry. CBP confirmed that investing even in publicly-traded cannabis companies is considered facilitation of illicit drug trade under CBP policy. This policy is limited to citizens of foreign countries and not citizens of the United States. Therefore, as a result of an investment in HEXO’s securities, if you are not a citizen of the United States, you could be prevented from entering the United States or could become subject to a lifetime ban on entry into the United States.

Enforceability of Actions Under U.S. Federal Securities Laws

Although the Company has appointed an agent for service of process in the United States, it may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws. The Company is incorporated under the laws of the Province of Ontario, Canada. All of its directors and officers reside in Canada. Because the assets of the Company and these persons may be located outside the United States, it may be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. federal securities laws or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Investment Company Status

The U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), prohibits a non-U.S. issuer that is an “investment company” as defined therein from making public offers or sales of securities in the United States.

An issuer generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not believe we are an “investment company,” we hold assets that are investment securities, including our interest in Truss. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interest in Truss, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through offers and sales of securities in the United States. We may not be able to avoid this outcome by becoming a U.S. issuer and registering as an investment company, because the Investment Company Act also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which would make it impractical for us to continue our business as contemplated and have a material adverse effect on our business, financial condition, results of operations and prospects.

PFIC Status

If the Company is classified as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) in the current or future tax years, a U.S. holder of Common Shares may suffer adverse U.S. federal income tax consequences. The Company believes that it was not a PFIC for the fiscal year ended July 31, 2018, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). See “Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for a discussion of such potential consequences.

Industry Research

The trading market for HEXO’s Common Shares depends, in part, on the research and reports that securities or industry analysts publish about HEXO and its business. If one or more of the analysts who cover HEXO downgrades its Common Shares or publishes inaccurate or unfavorable research about HEXO’s business, the trading price of the Common Shares may decline. In addition, if HEXO’s results of operations fail to meet the forecasts of analysts, the trading price of the Common Shares may also decline. If one or more of these analysts cease coverage of HEXO or fail to publish reports on HEXO regularly, demand for HEXO’s Common Shares could decrease, which might cause the trading price and trading volume to decline.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of the Company as of October 31, 2018, both on an actual basis and as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at and for the three months ended October 31, 2018 that are incorporated by reference in this Prospectus Supplement.

Designation of Security	Authorized	As at October 31, 2018 before giving effect to the Offering(1)	As at October 31, 2018 after giving effect to the Offering(1),(2)
Share Capital
Common Shares	Unlimited	$357,402,419 (197,388,591 Common Shares)	$● (● Common Shares)

Warrants	—	$56,532,988 (34,787,758 Warrants)	$56,532,988 (34,787,758 Warrants)

Options	—	$10,675,375 (14,769,841 Options)	$10,675,375 (14,769,841 Options)
Total Capitalization		$424,610,782 (246,946,190 Common Shares, Warrants and Options)	$● (● Common Shares, Warrants and Options)

Notes:

(1)

After deduction of the Underwriters’ Fee and the estimated expenses of the Offering. As at October 31, 2018, the Company had cash and cash equivalents of $23,278,012, as well as short-term investments of $148,608,728.

(2)	Assumes no exercise of the Over-Allotment Option.

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since October 31, 2018, the date of the Company’s most recent financial statements, except the following:

(a)	Subsequent to October 31, 2018, a total of 725,673 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $497,530;

(b)	Subsequent to October 31, 2018, a total of 403,428 Common Shares were issued pursuant to the exercise of warrants for gross proceeds of $345,494; and

(c)

Subsequent to October 31, 2018, a total of 741,500 stock options were granted. On November 22, 2018 a total of 440,000 stock options were issued with an exercise price of $5.92 per share and expiring on November 22, 2028. On December 17, 2018 a total of 301,500 stock options were issued with an exercise price of $5.09 and expiring on December 17, 2028.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
January 15, 2018	Common Shares	1		$2.20	7,118,551
January 15, 2018	Common Shares	2		$2.00	55,088
January 15, 2018	Common Shares	3		$2.20	20,829
January 15, 2018	Common Shares	2	US$	0.76	35,712
January 15, 2018	Common Shares	2		$0.83	75,000
January 15, 2018	Common Shares	4		$0.75	20,000
January 15, 2018	Common Shares	4		$0.75	75,000
January 16, 2018	Common Shares	2		$3.00	28,375
January 16, 2018	Common Shares	2		$2.00	280,000
January 17, 2018	Common Shares	2		$2.00	81,380
January 17, 2018	Common Shares	2		$3.00	1,135
January 18, 2018	Common Shares	2		$2.00	764,060
January 18, 2018	Common Shares	2		$3.00	11,350
January 19, 2018	Common Shares	2		$2.00	109,550
January 19, 2018	Common Shares	2		$3.00	21,792
January 19, 2018	Common Shares	2		$0.75	133,140
January 19, 2018	Common Shares	2		$0.83	66,672
January 22, 2018	Common Shares	2		$2.00	300,000
January 22, 2018	Common Shares	2		$3.00	158,900
January 22, 2018	Common Shares	2		$2.00	46,950
January 23, 2018	Common Shares	1		$3.00	22,700
January 23, 2018	Common Shares	2		$0.75	50,000
January 25, 2018	Common Shares	2		$2.00	25,000
January 25, 2018	Common Shares	2		$0.83	126,000
January 26, 2018	Common Shares	4		$0.90	37,777
January 26, 2018	Common Shares	2		$2.00	92,525
January 26, 2018	Common Shares	2		$3.00	870,008
January 26, 2018	Common Shares	2		$3.00	50,000
January 29, 2018	Common Shares	2		$2.00	78,250
January 29, 2018	Common Shares	2		$3.00	156,818
January 29, 2018	Common Shares	2	US$	0.70	178,566
January 29, 2018	Common Shares	2		$0.75	866,046
January 29, 2018	Common Shares	2		$2.00	313,000
January 29, 2018	Common Shares	2		$0.75	41,604
January 29, 2018	Stock Options	5		$4.24	261,000
January 30, 2018	Common Shares	2	US$	0.76	107,142
January 30, 2018	Common Shares	2	US$	0.76	35,712

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
January 30, 2018	Common Shares	2		$2.00	8,594
January 30, 2018	Common Shares	2		$2.00	22,656
January 30, 2018	Common Shares	2		$3.00	4,086
January 30, 2018	Common Shares	6		$4.00	37,375,000
January 30, 2018	Common Share Purchase Warrants	6		$5.60	18,687,500
January 30, 2018	Common Share Purchase Warrants	6		$4.00	1,495,000
January 31, 2018	Common Shares	2		$0.83	36,000
February 1, 2018	Common Shares	2		$2.00	56,340
February 1, 2018	Common Shares	2		$2.00	113,084
February 8, 2018	Common Shares	2		$3.00	74,910
February 9, 2018	Common Shares	2	US$	0.76	178,566
February 14, 2018	Common Shares	2		$3.00	39,725
February 15, 2018	Common Shares	2		$3.00	17,025
February 15, 2018	Common Shares	2		$0.83	666,666
February 15, 2018	Common Shares	2		$0.75	100,000
February 19, 2018	Common Shares	2		$3.00	169,545
February 19, 2018	Common Shares	2		$0.83	33,336
February 21, 2018	Common Shares	2		$3.00	5,675
February 27, 2018	Common Shares	2		$3.00	68,100
March 12, 2018	Stock Options	7		$3.89	325,000
March 12, 2018	Common Shares	4		$0.90	37,777
March 12, 2018	Common Shares	2		$0.83	13,332
March 12, 2018	Common Shares	2	US$	0.76	53,568
March 14, 2018	Common Shares	4		$0.90	26,667
March 20, 2018	Common Shares	2		$0.75	48,570
March 20, 2018	Common Shares	2		$3.00	15,682
March 20, 2018	Common Shares	2		$0.83	39,996
March 27, 2018	Common Shares	2	US$	0.76	35,712
March 28, 2018	Common Shares	2		5.60	110,000
March 29, 2018	Common Shares	2		3.00	2,724
April 9, 2018	Common Shares	2		$0.75	732
April 9, 2018	Common Shares	2		$0.75	6,774
April 9, 2018	Common Shares	2		$0.75	12,912
April 9, 2018	Common Shares	2		$0.83	66,672
April 9, 2018	Common Shares	2		$0.83	66,666
April 9, 2018	Common Shares	2		$0.83	66,666
April 9, 2018	Common Shares	2		$0.83	33,336
April 9, 2018	Common Shares	2		$0.83	33,336
April 9, 2018	Common Shares	4		$1.55	22,000
April 12, 2018	Common Shares	2		$0.83	66,000
April 16, 2018	Stock Options	8		$4.27	906,500
April 17, 2018	Common Shares	4		$0.58	10,000
April 17, 2018	Common Shares	2		$3.00	7,700
April 18, 2018	Common Shares	2		$3.00	11,350
April 20, 2018	Common Shares	2		$3.00	4,766
April 20, 2018	Common Shares	2		$0.75	25,300
April 20, 2018	Common Shares	2		$0.83	66,672
April 23, 2018	Common Shares	2		$3.00	15,000
April 27, 2018	Common Shares	2		$0.83	120,000

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
April 30, 2018	Common Shares	2		$3.00	28,375
May 7, 2018	Common Shares	2		$3.00	3,632
May 11, 2018	Common Shares	2		$3.00	32,375
May 15, 2018	Common Shares	2		$3.00	51,075
May 15, 2018	Common Shares	2		$3.00	502
May 15, 2018	Common Shares	2		$3.00	2,823
May 16, 2018	Common Shares	2		$3.00	6,810,000
May 22, 2018	Common Shares	2		$0.75	40,000
May 23, 2018	Common Shares	2		$3.00	302,818
May 24, 2018	Common Shares	2		$3.00	4,540
May 25, 2018	Common Shares	2		$3.00	297,910
May 28, 2018	Common Shares	2		$3.00	566,365
May 29, 2018	Common Shares	2		$3.00	582,255
May 30, 2018	Common Shares	2		$3.00	1,131,146
May 31, 2018	Common Shares	2		$3.00	542,954
June 1, 2018	Common Shares	2		$3.00	13,620
June 2, 2018	Common Shares	2		$3.00	306,700
June 4, 2018	Common Shares	2		$3.00	369,329
June 5, 2018	Common Shares	2		$3.00	76,499
June 6, 2018	Common Shares	2	US$	0.76	71,424
June 6, 2018	Common Shares	2		$3.00	7,591
June 6, 2018	Common Shares	2		$3.00	4,450
June 6, 2018	Common Shares	2		$0.83	14,000
June 6, 2018	Common Shares	2		$0.83	66,672
June 7, 2018	Common Shares	2		$3.00	82,174
June 8, 2018	Common Shares	2		$3.00	112,138
June 8, 2018	Common Shares	2		$5.60	5,750
June 8, 2018	Stock Options	9		$5.14	441,000
June 11, 2018	Common Shares	2		$3.00	388,860
June 12, 2018	Common Shares	2		$3.00	46,980
June 13, 2018	Common Shares	2		$5.60	1,250
June 13, 2018	Common Shares	2		$3.00	37,228
June 14, 2018	Common Shares	2		$0.83	99,996
June 14, 2018	Common Shares	2	US$	0.76	35,712
June 14, 2018	Common Shares	2		$3.00	101,242
June 18, 2018	Common Shares	2		$3.00	82,408
June 19, 2018	Common Shares	2		$3.00	116,905
June 20, 2018	Common Shares	2		$3.00	256,510
June 21, 2018	Common Shares	2		$0.83	19,998
June 21, 2018	Common Shares	2		$0.75	30,000
June 21, 2018	Common Shares	2		$3.00	2,270
June 21, 2018	Common Shares	2		$0.75	50,000
June 21, 2018	Common Shares	2		$3.00	227,718
June 25, 2018	Common Shares	2		$3.00	143,010
June 29, 2018	Common Shares	2	US$	0.76	71,424
July 11, 2018	Stock Options	10		$4.89	5,691,500
July 13, 2018	Common Shares	4		$0.16	450,000
July 13, 2018	Common Shares	4		$2.69	75,000
August 6, 2018	Common Shares	11		—	2,330

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
August 9, 2018	Common Shares	4		$0.58	15,000
August 10, 2018	Common Shares	2		$0.83	66,672
August 10, 2018	Common Shares	4		$1.27	5,009
August 13, 2018	Common Shares	4		$0.16	225,000
August 13, 2018	Common Shares	4		$0.75	187,500
August 13, 2018	Common Shares	2		$0.83	16,668
August 23, 2018	Common Shares	2		$0.83	8,334
August 23, 2018	Common Shares	2		$4.00	149,500
August 23, 2018	Common Shares	4		$1.27	335
August 23, 2018	Common Shares	4		$1.27	335
September 4, 2018	Common Shares	2		$4.00	420,000
September 4, 2018	Common Shares	2		$0.83	379,357
September 10, 2018	Common Shares	4		$1.37	108,550
September 11, 2018	Common Shares	2		$4.00	100,000
September 11, 2018	Common Shares	2	US$	0.76	71,424
September 11, 2018	Common Shares	2		$0.83	72,000
September 11, 2018	Common Shares	4		$1.37	108,550
September 13, 2018	Common Shares	2		$0.83	54,000
September 17, 2018	Common Shares	2		$5.60	11,750
September 17, 2018	Stock Options	12		$7.93	1,173,500
September 18, 2018	Common Shares	2		$5.60	500
September 20, 2018	Common Shares	2		$0.83	33,336
September 20, 2018	Common Shares	2	US$	0.70	42,287
September 24, 2018	Common Shares	2		$5.60	500
September 27, 2018	Common Shares	2	US$	0.76	142,854
September 27, 2018	Common Shares	2		$0.83	60,000
September 27, 2018	Common Shares	4		$0.58	10,000
October 3, 2018	Common Shares	2		$5.60	2,250
October 4, 2018	Warrants	13		$6.00	11,500,000
October 9, 2018	Common Shares	2		$5.60	12,500
October 9, 2018	Common Shares	2	US$	0.76	71,424
October 9, 2018	Common Shares	2		$0.83	200,004
October 12, 2018	Common Shares	2		$5.60	1,000
October 16, 2018	Common Shares	2		$5.60	1,000
October 17, 2018	Common Shares	2		$0.83	33,336
October 17, 2018	Common Shares	4		$0.16	60,000
October 19, 2018	Common Shares	2		$4.00	143,893
October 19, 2018	Common Shares	2		$0.75	202,861
October 19, 2018	Common Shares	2		$0.75	452,292
October 23, 2018	Common Shares	2	US$	0.76	71,424
October 26, 2018	Common Shares	2		$0.75	100,000
October 29, 2018	Common Shares	4		$0.58	10,000
October 29, 2018	Common Shares	2		$4.00	124,250
October 29, 2018	Common Shares	2		$0.83	72,000
October 29, 2018	Common Shares	2		$0.83	18,000
November 5, 2018	Common Shares	4		$1.27	360
November 5, 2018	Common Shares	2		$0.83	13,332
November 5, 2018	Common Shares	4		$0.58	573,000
November 5, 2018	Common Shares	4		$0.75	9,000

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security		Issued
November 5, 2018	Common Shares	4		$0.58	3,000
November 5, 2018	Common Shares	2		$0.75	18,666
November 5, 2018	Common Shares	4		$1.27	5,008
November 5, 2018	Common Shares	4		$1.27	1,249
November 8, 2018	Common Shares	4		$0.75	8,000
November 8, 2018	Common Shares	4		$0.58	15,000
November 12, 2018	Common Shares	4		$1.37	54,000
November 12, 2018	Common Shares	2	US$	0.76	71,424
November 16, 2018	Common Shares	2		$0.83	33,336
November 22, 2018	Stock Options	14		$5.92	440,000
December 17, 2018	Stock Options	15		$5.09	301,500
December 21, 2018	Common Shares	4		$0.58	15,000
January 3, 2019	Common Shares	4		$1.27	5,000
January 4, 2019	Common Shares	4		$1.37	27,056
January 8, 2019	Common Shares	2		$0.83	266,670
January 9, 2019	Common Shares	4		$0.75	10,000

Notes:

(1)	Issued on conversion of $69.0 million principal amount of 7% unsecured convertible debentures issued by the Company in a public offering completed on November 24, 2017.
(2)	Issued on exercise of common share purchase warrants of the Company.
(3)	Issued in consideration of interest due on conversion of the 7% unsecured convertible debentures issued by the Company in a public offering completed on November 24, 2017.
(4)	Issued on exercise of stock options of the Company.
(5)	The Company granted stock options under the plan to certain non-executive employees for a total of 261,000.
(6)

The Company completed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149.5 million on January 30, 2018. Each unit consisted one Common Share and one-half of one share purchase warrant of the Company. Each warrant is exercisable to purchase one Common Share at a price of $5.60 per share for a period of two years. In addition, the Company issued an aggregate of 1,495,000 compensation warrants to the underwriters.

(7)	The Company granted stock options to certain directors and executives for a total of 325,000 common shares.
(8)	The Company granted stock options to certain directors and executives for a total of 845,000 common shares and to certain non-executive employees for a total of 61,500.
(9)	The Company granted stock options to certain non-executive employees for a total of 441,000.
(10)	The Company granted stock options to certain directors and executives for a total of 4,325,000 common shares and to certain non-executive employees for a total of 1,366,500.
(11)	The common share purchase warrants of the Company which were exercised were warrants issued to an investment dealer which carried a cashless exercise feature.
(12)	The Company granted stock options to certain directors and executives for a total of 650,000 common shares and to certain non-executive employees for a total of 523,500.
(13)

The Company granted common share purchase warrants to Molson Coors Canada in connection to the formation of the joint venture Truss. Each warrant converts to a common share and has an expiry date of October 4, 2021.

(14)	The Company granted stock options to certain directors and non-executive employees for a total of 440,000 common shares.
(15)	The Company granted stock options under the plan to certain non-executive employees for a total of 301,500 common shares.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are currently listed on the TSX under the trading symbol “HEXO”. Prior to June 22, 2018, the Common Shares were listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “THCX”. The following table sets forth the reported adjusted close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

		Price Range
Exchange	Month	High	Low	Total Volume
TSX	January 1-18, 2019	$6.92	$5.21	52,990,000
TSX	December 2018	$5.87	$4.26	45,400,000
TSX	November 2018	$7.09	$5.59	68,902,810
TSX	October 2018	$8.95	$5.32	157,890,000
TSX	September 2018	$8.99	$5.42	141,770,000
TSX	August 2018	$5.65	$4.12	79,817,750
TSX	July 2018	$5.11	$4.10	30,110,090
TSX	June 21-30, 2018	$5.39	$4.91	16,130,000
TSXV	June 1-20, 2018	$5.18	$4.80	24,895,670
TSXV	May 2018	$5.35	$4.21	45,630,000
TSXV	April 2018	$4.31	$3.49	35,551,110
TSXV	March 2018	$4.30	$3.64	27,826,440
TSXV	February 2018	$4.23	$3.38	52,465,370
TSXV	January 2018	$5.00	$3.81	90,300,000

Note:

(1)	Source: TMX Data.

HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. The listing of the Common Shares on the NYSE American has been approved by the NYSE American and it is anticipated that the Common Shares will commence trading on the NYSE American on January 23, 2019.

Warrants

The common share purchase warrants of the Company issued under the public offering it completed on January 30, 2018 (the “January 2018 Warrants”), which expire on January 30, 2020 and have an exercise price of $5.60 per share, are currently listed on the TSX under the trading symbol “HEXO.WT”. Prior to June 22, 2018, the January 2018 Warrants were listed on the TSXV under the trading symbol “THCX.WT”. The following table sets forth the reported adjusted close high and low prices and monthly trading volumes of the January 2018 Warrants for the 12- month period prior to the date of this Prospectus Supplement.

		Price Range
Exchange	Month	High	Low	Total Volume
TSX	January 1-18, 2019	$2.49	$1.50	2,534,040
TSX	December 2018	$1.83	$1.16	2,491,310
TSX	November 2018	$2.58	$1.70	7,162,900
TSX	October 2018	$3.70	$1.80	27,317,830
TSX	September 2018	$3.72	$1.59	26,584,630
TSX	August 2018	$1.55	$1.05	4,246,070
TSX	July 2018	$1.45	$1.03	1,438,520
TSX	June 21-30, 2018	$1.72	$1.38	2,395,020
TSXV	June 1-20, 2018	$1.50	$1.30	1908410
TSXV	May 2018	$1.74	$0.95	3,767,180
TSXV	April 2018	$0.95	$0.56	921,230
TSXV	March 2018	$0.74	$0.65	747,180
TSXV	February 2018(2)	$0.95	$0.55	2,294,000
TSXV	January 2018(2)	—	—	—

Notes:

(1)	Source: TMX Data.
(2)	The January 2018 Warrants commenced trading on the TSXV on February 2, 2018.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of special shares, issuable in series. As at January 18, 2019, there were 198,517,692 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

PLAN OF DISTRIBUTION

Pursuant to the terms of the Underwriting Agreement dated January ●, 2019, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date ● Offered Shares at a price per Offered Share of C$●, payable in cash (net of the Underwriters’ Fee) to the Company against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price of the Offered Shares was determined by agreement between the Company and the Underwriters with reference to the prevailing market price of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. These include certain market disruption events, the suspension of trading in the Common Shares, a banking moratorium or related disruption events, certain material inquiries, investigations or proceedings, certain changes in law that prevent or materially restrict the distribution or trading of the Offered Shares, certain material changes, a breach of material terms, conditions or covenants in the Underwriting Agreement or certain events relating to outbreak, escalation of hostilities, acts of terrorism and other events that may make it impracticable or inadvisable to proceed with the Offering. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares (other than the Common Shares issuable pursuant to the Over-Allotment Option) if any of the Offered Shares are purchased under the Underwriting Agreement. In connection with the Offering, certain of the Underwriters or securities dealers may distribute the Prospectus Supplement and the Shelf Prospectus electronically.

The Offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Offered Shares outside of Canada and the United States.

We have granted to the Underwriters the Over-Allotment Option, exercisable for 30 days from the date of the closing of this Offering to purchase up to ● additional Common Shares at the Offering Price. The Underwriters

may exercise the Over-Allotment Option solely to cover over allotments, and for market stabilization purposes, if any, in connection with this Offering. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of additional Common Shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Shelf Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-Allotment Option.

The Underwriters propose to offer the Common Shares initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the price paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares, subject to the terms and conditions of the Underwriting Agreement, at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price.

The Common Shares of the Company are listed for trading on the TSX under the trading symbol “HEXO”. HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. The listing of the Common Shares on the NYSE American has been approved by the NYSE American and it is anticipated that the Common Shares will commence trading on the NYSE American on January 23, 2019. The Company has applied to the TSX and NYSE American to list the Offered Shares on the TSX and the NYSE American. Listing is subject to the approval of the TSX and the NYSE American in accordance with their respective applicable listing requirements, and will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE American.

The closing of the Offering is anticipated to be on or about January ●, 2019 or such other date as may be agreed upon between the Company and the Underwriters.

The Offered Shares will be deposited on the Closing Date with CDS or its nominee or DTC or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Offered Shares are purchased and who is a CDS or DTC Participant.

Under the terms of the Underwriting Agreement, during the 90 days from the Closing Date, the Company will not, without the prior written consent of the Lead Underwriters, (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (“Relevant Security”), or make any public announcement of any of the foregoing, (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, and (iii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than: (i) pursuant to the Underwriting Agreement; (ii) issuance of Common Shares upon the exercise of the Company’s currently outstanding options; (iii) issuance of Common Shares upon the exercise of the Company’s currently outstanding warrants; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, the Company’s Security based compensation plans in effect on the date hereof; and (v) issuance to a vendor of the Company’s securities representing up to 10% of the outstanding Common Shares (including on an as-converted basis, if the securities are convertible or exchangeable into Common Shares) as of the date of any definitive agreement (as adjusted for share splits, share dividends and similar events) in connection with any arm’s length acquisitions.

It will be a condition of closing of the Offering that all directors, executive officers and certain other members of management of the Company will have agreed, subject to limited exceptions, not to, directly or indirectly, (i)

offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, and (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, until 90 days from the Closing Date without the prior written consent of the Lead Underwriters.

In connection with the Offering, the Underwriters may purchase and sell Offered Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make “naked” short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under the provisions of such policy statements and the UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

We have agreed to pay the Underwriters a cash commission equal to 5.0% of the gross proceeds of the Offering. We have also agreed to reimburse the Underwriters for reasonable expenses incurred in connection with the Offering, including reasonable legal fees.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on the date of the final prospectus supplement will be required, by virtue of the fact that the Offered Shares initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade such Offered Shares on the date of the final prospectus supplement should consult their own advisor.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

The Offered Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus Supplement has been prepared on the basis that any offer of Offered Shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Offered Shares. This Prospectus Supplement is not a prospectus for the purposes of the Prospectus Directive.

United Kingdom

This Prospectus Supplement is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Australia

This Prospectus Supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Offered Shares.

The Offered Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the Offered Shares has been, or will be, prepared.

This Prospectus Supplement does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the Offered Shares, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this Prospectus Supplement is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for the Offered Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this Prospectus Supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this Prospectus Supplement, you should obtain independent professional advice. Please note that (i) the Offered Shares may not be offered or sold in Hong Kong, by means of this Prospectus Supplement or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (“SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong S-181 Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Bermuda

The Offered Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The Offered Shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The Offered Shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This Prospectus Supplement has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Offered Shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

The Offered Shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licencees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Cayman Islands

This Prospectus Supplement does not constitute an invitation or offer to the public in the Cayman Islands of the Offered Shares, whether by way of sale or subscription.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters and who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of dispositions or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The adjusted cost basis to a Resident Holder of an Offered Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Offered Shares to a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares).

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NYSE American), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person referred to in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the

Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Residents of Canada—Dispositions of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention and that use or hold Common Shares in connection with such permanent establishment. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year. If the consideration a U.S. Holder receives for the Common Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Purchase Common Shares or Receipt of Foreign Currency.” A U.S. Holder’s tax basis in its Common Shares generally will equal the U.S. dollar cost of such Common Shares. If a U.S. Holder uses foreign currency to purchase Common Shares, the cost of the Common Shares will be will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Purchase Common Shares or Receipt of Foreign Currency.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The Company believes that it was not a PFIC for the fiscal year ended July 31, 2018, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds Common Shares, the Company generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds Common Shares, unless the Company ceases to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If such election is made, the U.S. Holder will be deemed to have sold the Common Shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. Holder’s Common Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution (or to years on such U.S. Holder’s holding period for Common Shares that are prior to the first taxable year in which the Company became a PFIC) would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if the U.S. Holder holds the Common Shares as capital assets.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election”

under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the Common Shares, it will include in income for each year that the Company is treated as a PFIC with respect to the U.S. Holder an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Holder’s taxable year over its adjusted basis in such Common Shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Common Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. A U.S. Holder’s basis in the Common Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions the Company makes would generally be subject to the rules discussed under subheading “Ownership and Disposition of Common Shares—Taxation of Distributions,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The Company has applied to the TSX and NYSE American to list the Offered Shares on the TSX and the NYSE American. A “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the U.S. Securities Exchange Act of 1934, as amended, such as NYSE American, as well as a foreign exchange that is regulated by a government authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met, such as TSX. The Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Company owns, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Once made, the election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable. If the Company is a PFIC for any year in which the U.S. Holder owns the Common Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. A U.S. Holder should consult its tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of Common Shares in that corporation generally may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a QEF Election to include in income its share of the corporation’s income on a current basis. A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable provided that such QEF Election is made by such holder in the first year in such holder’s holding period in which the Company is PFIC) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules during any subsequent tax year in which the Company qualifies as a PFIC. However, a U.S. Holder may make a QEF Election with respect to its Common Shares only if the Company furnishes the U.S. Holder with certain tax information annually.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Common Shares.

Use of Foreign Currency to Purchase Common Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Common Shares generally will equal the U.S. dollar cost of such Common Shares. If a U.S. Holder uses foreign currency to purchase Common Shares, the cost of the Common Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Common Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Common Shares, if the Common Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. In addition, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Common Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a “Registered Plan”) or a deferred profit sharing plan (each as defined in the Tax Act), provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE American).

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be, (each, a “Registered Holder”) will be subject to a penalty tax if the Common Shares held in a Registered Plan are a “prohibited investment” for the purpose of the Tax Act. The Common Shares will generally be a “prohibited investment” for a particular Registered Plan if a Registered Holder in respect thereof has a “significant interest” (as defined in the Tax Act) in the Company or does not deal at arm’s length with the Company for the purposes of the Tax Act. The Common Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a Registered Plan.

Purchasers who intend to hold Offered Shares through a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by DLA Piper (Canada) LLP with respect to Canadian legal matters and by DLA Piper (US) LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP with respect to Canadian and U.S. legal matters. As of the date of this Prospectus Supplement, the partners and associates of DLA Piper (Canada) LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company. As of the date of this Prospectus Supplement, the partners and associates of DLA Piper (US) LLP as a group beneficially own, directly or indirectly, less than one percent of any class of the outstanding securities of the Company. As of the date of this Prospectus Supplement, the partners and associates of Osler, Hoskin & Harcourt LLP as a group beneficially own, directly or indirectly, less than one percent of any class of the outstanding securities of the Company.

AUDITOR, REGISTRAR AND TRANSFER AGENT

MNP LLP is the independent auditor of the Company and is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference” and in the accompanying Shelf Prospectus under “Documents Filed as Part of the Registration Statement”, the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement form a part: (i) the Underwriting Agreement described under the heading “Plan of Distribution”; (ii) the consent of the Company’s legal counsel, DLA Piper (Canada) LLP; (iii) the consent of the Underwriters’ legal counsel, Osler, Hoskin & Harcourt LLP; and (iv) the “template version” (as defined under applicable Canadian securities laws) of the investor presentation for the Offering dated January 21, 2019.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario). All of our directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of our and their assets are located outside the United States. We have appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as our agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon our directors and officers and those experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to enforce in the United States judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws, or to enforce such judgements in Canadian courts.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers should consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE COMPANY

January 21, 2019

The amended and restated short form base shelf prospectus dated December 14, 2018, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by such prospectus and this prospectus supplement as required by the securities legislation of each of the provinces and territories of Canada.

By:	(signed) “Sébastien St-Louis” Chief Executive Officer	By: (signed) “Ed Chaplin” Chief Financial Officer

On Behalf of the Board of Directors

By:	(signed) “Michael Munzar” Director	By:	(signed) “Jason Ewart” Director

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CERTIFICATE OF THE UNDERWRITERS

January 21, 2019

To the best of our knowledge, information and belief, the amended and restated short form base shelf prospectus dated December 14, 2018, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by such prospectus and this prospectus supplement as required by the securities legislation of each of the provinces and territories of Canada.

CIBC WORLD MARKETS INC.	BMO NESBITT BURNS INC.

By: (signed) “[●]”	By: (signed) “[●]”

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This amended and restated short form prospectus is a base shelf prospectus. This amended and restated short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of HEXO Corp. at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7, telephone 1-844-406-1852, and are also available electronically at www.sedar.com.

New Issue	December 14, 2018

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED

DECEMBER 14, 2018

(amending and restating the short form base shelf prospectus dated November 19, 2018)

HEXO CORP.

$800,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This amended and restated short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by HEXO Corp. (the “Company” or “HEXO”) from time to time, during the 25-month period commencing November 19, 2018 that this Prospectus, including any amendments hereto, remains valid, of up to $800,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (iv) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (iv) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. HEXO prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to the financial statements of United States issuers.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because HEXO is a corporation existing under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

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In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “HEXO”. On December 13, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $4.99.

HEXO has applied to list the Common Shares on the NYSE American Exchange (the “NYSE American”) under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

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GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the noon rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended October 31, 2018		Fiscal Year Ended July 31, 2018
Low	US$	0.7583	US$	0.7513
High	US$	0.7811	US$	0.8425
Average	US$	0.7676	US$	0.7854
End	US$	0.7609	US$	0.7862

On December 12, 2018, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was C$1.00 = $0.7493.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the competitive conditions of the industry;

•	the establishment of the Company’s joint venture with Molson Coors Canada and the future impact thereof;

•	the establishment of the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations; and

•	the performance of the Company’s business and operations.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and in the documents incorporated by reference herein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

The Company will be filing with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Company and the Securities, please refer to the registration statement, including the exhibits to the registration statement.

The Company is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the registration statement, the Company will become subject to certain information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Consequently, HEXO files reports and other information with the securities regulatory authorities of the provinces and territories of Canada and will file reports and other information with the SEC. Under the MJDS, the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of HEXO are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The reports and other information to be filed by the Company with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that HEXO has filed with respect hereto.

Copies of reports, statements and other information that the Company files with the applicable Canadian provincial and territorial securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company will be filing with the SEC, concurrently with HEXO’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “AIF”) of the Company for the fiscal year ended July 31, 2018, dated October 25, 2018;

(b)	the Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017, together with the independent auditors’ reports thereon and the notes thereto, as amended;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2018;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three month period ended October 31, 2018;

(e)	the Company’s management’s discussion and analysis for the three month period ended October 31, 2018;

(f)	the management information circular of the Company dated December 4, 2018 in connection with the annual meeting of shareholders of the Company to be held on January 16, 2019; and

(g)	the management information circular of the Company dated July 16, 2018 in connection with the special meeting of shareholders of the Company held on August 28, 2018.

Any documents of the type referred to in paragraphs (a)-(g) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any similar document filed by the Company with, or furnished by the Company to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about HEXO and does not contain all the information about HEXO that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on October 29, 2013 as BFK Capital Corp. (“BFK”). The Company completed an initial public offering as a Capital Pool Company under Policy 2.4 of the TSX Venture Exchange (the “TSX-V”) on November 12, 2014 and its Common Shares commenced trading on the TSX-V under the symbol “BFK.P” on November 17, 2014.

On March 15, 2017, pursuant to a Qualifying Transaction (the “Qualifying Transaction”) in accordance with Policy 2.4 of the TSX-V, BFK acquired all the issued and outstanding common shares of The Hydropothecary Corporation (“Hydropothecary”). In connection with the completion of the Qualifying Transaction, the Company filed articles of amendment under the OBCA on March 15, 2017 to consolidate, prior to the acquisition of the common shares of Hydropothecary, its Common Shares on a 1 post-consolidation share for every one-and-a-half (1.5) pre-consolidation shares basis (the “Consolidation”), and to change its name to “The Hydropothecary Corporation”. As a result of the Qualifying Transaction, the Company met the TSX-V listing requirements for a Tier 1 issuer and the Common Shares commenced trading on the TSX-V under the symbol “THCX” on March 21, 2017.

On June 21, 2018, the Company received approval from the TSX to graduate from the TSX-V and list the Common Shares on the TSX. The Common Shares commenced trading on the TSX under the symbol “HEXO” on June 22, 2018. Certain common share purchase warrants of the Company also commenced trading on the TSX under the symbol “HEXO.WT”.

On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to “HEXO Corp.”

The Company’s head office is located at 490 Boul. St-Joseph, Suite 204, Gatineau, Québec, J8Y 3Y7. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

Inter-Corporate Relationships

HEXO has two wholly-owned subsidiaries, being HEXO Operations Inc. (“HEXO Operations” or “HOI”), and Coral Health Group Inc.

In addition to these subsidiaries, the Company, indirectly through HEXO Operations, owns all of the preferred shares of 8980268 Canada Inc. (“898 Canada”) and has an irrevocable right to acquire the one issued and outstanding common share of 898 Canada, which is jointly owned by Michael Munzar and Vincent Chiara, directors of the Company. See “Description of the Business—The Company’s Facilities” in the AIF for further details.

The following chart illustrates, as of the date hereof, the Company’s corporate structure including details of the jurisdiction of formation of each subsidiary.

On October 4, 2018, the Company finalized a joint venture with Molson Coors Canada. The joint venture has been established through a stand-alone entity named Truss Limited Partnership, in which HOI holds a 42.5% interest, and the remaining 57.5% interest is held by Molson Coors Canada. The joint venture company possesses a separate board of directors and management team from HEXO.

On October 30, 2018, HEXO acquired a 25% interest in Belleville Complex Inc., a joint venture with Olegna Holdings Inc., which owns a building in Belleville, Ontario. HEXO will initially lease 579,000 sq. ft. of the building for advanced processing and manufacturing space under a long-term lease. HEXO has a right to acquire an additional 10% interest in the company upon achieving certain milestones.

Business of the Company

The Company is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations, from its facilities in Gatineau, Québec. HEXO Operations is a licensed producer under the Cannabis Act. HEXO Operation’s licence has a term ending on October 15, 2019, and the Company is not currently aware of any circumstances that would impede renewal.

Ultimately, the Company is a vertically integrated consumer packaged goods company in the medical and emerging legal adult-use cannabis market across Canada and internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis through its 143-acre facilities in Gatineau, Québec, in order to serve these markets. The Company serves the legalized Canadian adult-use market through its “HEXO” brand, while it serves the medical cannabis market through its “Hydropothecary” brand.

The Company’s current licenced facilities total approximately 310,000 sq. ft., including 292,000 sq. ft. of greenhouse space, and HEXO is in the process of expanding to add an additional 1,000,000 sq. ft. of greenhouse space, which is on track to be completed in December 2018. The Company’s current production capacity is capable of yielding 25,000 kg of quality dried cannabis and dried cannabis equivalent products and is expected to rise to 108,000 kg annually with the completion of its additional 1,000,000 sq. ft. of space expected in December 2018. The current annual production estimate of 25,000 kg and future annual production estimate of 108,000 kg are based upon the estimated square footage of cultivation space and the ratio of dried cannabis cultivated per plant, which is derived from the historical output of the existing facilities and estimates of future production capabilities. The Company has also recently expanded operations to include a corporate office location in Gatineau, Québec, additional advanced processing and manufacturing space in Belleville, Ontario, and a distribution centre located in Montreal, Québec.

HEXO was the first licensed producer in Québec and is the only publicly traded cannabis company headquartered in the province. In addition to supply contracts in certain other provinces of Canada, the Company has entered into a commercial agreement with the Société des alcools du Québéc to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. Under the agreement, the Company will supply 20,000 kg of products in the first year of the agreement and is expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement will be established at a later date based on the sales generated in the first three years. The supply arrangement covers the full range of the Company’s products and brands.

HEXO has entered into a joint venture with Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX), to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market. Under the joint venture, HEXO and Molson Coors Canada have formed a stand-alone entity named Truss Limited Partnership with its own board of directors and an independent management team led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. The Company holds a 42.5% interest in the entity, while Molson Coors Canada holds the remaining 57.5% interest. The five-member board of directors for the company is comprised of Frederic Landtmeters, President and CEO of Molson Coors Canada, Paul Holden, VP of Legal and Industry Affairs of Molson Coors Canada, Scott Cooper, VP, Global Innovation of Molson Coors (and Chairman of the Truss board), Sébastien St-Louis, Chief Executive Officer and co-founder of HEXO, and Ed Chaplin, Chief Financial Officer of HEXO.

As part of HEXO’s plans to enter into the European cannabis market, the Company is in the process of establishing a Eurozone processing, production and distribution centre in Greece through a partnership with Greek company Qannabos (“QNBS”), which the Company expects to catalyze a vertically integrated cannabis enterprise to capitalize on the current medical markets. The Company expects the move to provide it with a presence in Europe and position it to supply a full suite of brands in France, the United Kingdom, and other European markets if and when regulations permit. The agreement between HEXO and QNBS contemplates the development of a 350,000 sq. ft. licenced facility that will be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

HEXO does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange obligations.

REGULATORY FRAMEWORK

The following summary addresses the primary Canadian federal and provincial laws and regulations associated with the production and distribution of legal cannabis and related products. It does not address the laws and regulations of any other jurisdiction. The Company believes that, as of the date of this Prospectus, it is in material compliance with all laws and regulations summarized below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal and was regulated by the Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”) made under the Controlled Drugs and Substances Act (Canada) (the “CDSA”), and the Cannabis Act and the Cannabis Regulations also replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, sale and distribution of medical cannabis and related oil extract. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown. See “Risk Factors – Changes in Laws, Regulations and Guidelines”.

The Cannabis Act provides a licencing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult use) use, to be implemented by regulations made under the Cannabis Act. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licences and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licences, Permits and Authorizations; (2) Security Clearances; (3) Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every licence issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force (being October 17, 2018) was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act will be valid for a period of no more than five years.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis, however no licenced activities (except for destruction, antimicrobial treatment and distribution) can take place in a “dwelling-house”. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licencees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licenced production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations. In addition, the Cannabis Regulations provide a three-month grace period for current licence holders to identify those individuals that require security clearances and to apply for such security clearances (i.e., until January 17, 2019).

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system will be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are currently prohibited but expected to be permitted within one year following the Cannabis Act coming into force. The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements require plain packaging for cannabis products, including strict requirements for logos, colours and branding, as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, standardized cannabis symbol and specific product information. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Heath Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations provide a six-month transitional period to allow licenced holders to sell cannabis products labelled in accordance with the ACMPR.

Advertising

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to provisions of the Cannabis Act.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act provides that the provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

At present, the Company has entered into supply agreements with distributors in the provinces of Québec, Ontario, Alberta and British Columbia.

All Canadian provinces and territories have announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. There are essentially three general frameworks that the provinces and territories have proposed: (i) private cannabis retailers licenced by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licenced bricks and mortar retail stores, while online retail stores are operated by the applicable provincial government). Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licenced cultivators and processors. In many cases, the provinces that have or propose to have privately licenced retailers will have a government run wholesaler. Such privately licenced retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licenced cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18.

Québec: In Québec, all recreational marijuana must be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and retail sale of recreational cannabis is to be conducted through the Ontario Cannabis Retail Corporation (“OCRS”), a subsidiary of the Liquor Control Board of Ontario, while recreational cannabis is sold online through the Ontario Cannabis Store platform. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. In addition, the regulatory regime in Ontario:

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requires private retailers to obtain both a retail operator licence and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator licence. Separate retail store authorizations are to be required for each cannabis retail store, but a licenced retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

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requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager licence;

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limits federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on such producer’s federal licence. The term “affiliate” is not currently defined, although it may be in future regulations. The definition of affiliate may have the effect of limiting the ability of federally licensed producers from entering into the consumer retail market in Ontario;

•	prohibits federally licensed producers from promoting their products by way of providing any material inducement to cannabis retailers;

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permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licencing over the retail sale of cannabis; and

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imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only licenced retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue approximately 60 retail permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: In Manitoba, a “hybrid model” for cannabis distribution applies where the supply of cannabis is secured and tracked by the Manitoba Liquor and Lotteries Corp.; however, licenced private retail stores will be permitted to sell recreational cannabis.

New Brunswick: In New Brunswick, recreational cannabis is sold through a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, cannabis must be sold publicly, through government stores and online.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis must be sold through licenced private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licences may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licencing of private retailers.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.

SHARE STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Prospectus, there are 198,172,020 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since October 31, 2018, the date of the Company’s most recent financial statements, except the following:

(a)	Subsequent to October 31, 2018, a total of 668,617 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $440,253;

(b)	Subsequent to October 31, 2018, a total of 136,812 Common Shares were issued pursuant to the exercise of warrants for gross proceeds of $123,844; and

(c)	Subsequent to October 31, 2018, a total of 440,000 stock options were granted on November 22, 2018 having an exercise price of $5.92 per share and expiring on November 22, 2028.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors—Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $800,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion or exchange rights. There are no provisions for redemption, retraction, purchase for cancellation or surrender, and there are no sinking or purchase fund provisions.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and United States tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus

Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

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whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian and United States tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the trading symbol “HEXO”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement. HEXO has applied to list the Common Shares on the NYSE American under the symbol “HEXO”. Listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American, and there can be no assurance that the Common Shares will be accepted for listing on the NYSE American.

In addition to the Common Shares, the common share purchase warrants of the Company expiring on January 30, 2020 are currently listed on the TSX under the trading symbol “HEXO.WT”. Trading price and volume of these warrants will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

HEXO has never paid any dividends on its Common Shares. While HEXO is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the OBCA, HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Trading Markets and Liquidity

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX, but are not currently listed on any United States securities exchange, so there has been a limited public market in the United States for the Common Shares. While HEXO has applied to list the Common Shares on the NYSE American, listing will be subject to HEXO fulfilling all the listing requirements of the NYSE American. Moreover, as liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on a securities exchange in the United States, historical trading prices may not be indicative of the prices at which the Common Shares may trade in the future if and when they are listed on a securities exchange in the United States. There is no assurance that the Common Shares will be listed on the NYSE American or any other securities exchange in the United States or, if such a listing is obtained, that an active trading market for the Common Shares will develop or be sustained in the United States following the listing. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the TSX or achieve or maintain listing on the NYSE American or any other public listing exchange.

Regulatory Risks

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian adult-use and medical cannabis industries under the Cannabis Regulations. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance, including regulations relating to continuous disclosure and other applicable securities laws. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operation. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operation.

As an FPI, HEXO is Subject to Different United States Securities Laws and Rules Than a Domestic United States Issuer. HEXO is also an emerging growth company and may take advantage of certain exemptions available to emerging growth companies.

The Company is an FPI. As a result, although upon effectiveness of the registration statement, HEXO will become subject to the informational requirements of the U.S. Exchange Act, as an FPI, HEXO will be exempt from certain informational requirements of the U.S. Exchange Act to which domestic issuers in the United States are subject, including the proxy rules under the U.S. Exchange Act. The Company will also not be required to file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Furthermore, the insider reporting and short-profit provisions under Section 16 of the U.S. Exchange Act will not be applicable to HEXO; therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The Company also qualifies as an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These reduced reporting requirements include an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting. HEXO may take advantage of some of these exemptions until it is no longer an emerging growth company. HEXO could remain an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Common Shares held by non-affiliates exceeds $700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of $1.07 billion or more during any fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period.

If HEXO chooses to take advantage of the exemptions available to emerging growth companies, information we provide to you may be different than you might get from other public companies in which you hold securities. Further, investors could find the Common Shares less attractive if we choose to rely on these exemptions. If some investors find the Common Shares less attractive as a result of any choices to reduce future disclosure, the trading market and price of the Common Shares may be adversely affected.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2018 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements for the years ended July 31, 2018 and 2017 have been audited by MNP LLP, Chartered Professional Accountants, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP is independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of HEXO by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by DLA Piper (US) LLP as to matters relating to United States law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s auditors, MNP LLP; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the registration statement.